UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number 000-51360

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

(Full title of the Plan)

LIBERTY GLOBAL, INC.

(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard

Englewood, Colorado  80112

(Address of its principal executive office)

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Report of Independent Registered Public Accounting Firm

To Plan Participants and the Plan Committee

Liberty Global 401(k) Savings Plan — Puerto Rico:

We have audited the accompanying statements of net assets available for plan benefits of the Liberty Global 401(k) Savings Plan — Puerto Rico (the Plan) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2009.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of December 31, 2009 and reportable transactions and delinquent participant contributions for the year ended December 31, 2009 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Anton Collins Mitchell LLP

Denver, Colorado

June 25, 2010

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Statements of Net Assets Available for Plan Benefits

	December 31,
	2009	2008

Cash and cash equivalents	$41	$1,380

Investments, at fair value:
Liberty Global, Inc. Series C Common Stock Fund	1,539,556	655,973
Liberty Global, Inc. Series A Common Stock Fund	606,112	499,490
DirecTV Class A Common Stock Fund	401,167	—
Liberty Media Entertainment Series A Common Stock Fund	—	230,893
Liberty Media Interactive Series A Common Stock Fund	159,142	51,312
Liberty Media Capital Series A Common Stock Fund	69,968	15,661
Liberty Media Starz Series A Common Stock Fund	55,334	—
Mutual funds	1,627,625	1,024,411
Money market funds	581,328	506,002
Participant loans	539,152	400,465
Total investments	5,579,384	3,384,207

Contribution receivables:
Participant	16,908	—
Employer	16,908	—
Total contribution receivables	33,816	—

Net assets available for Plan benefits	$5,613,241	$3,385,587

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31, 2009

Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$506,712
Employer, net of forfeitures applied	499,126
Total contributions	1,005,838

Investment income:
Interest and dividends	71,826
Net appreciation in fair value of investments	1,365,659
Total investment income, net	1,437,485

Distributions to participants	(200,170)

Participant loan fees	(15,499)

Net increase in net assets available for Plan benefits	2,227,654

Net assets available for Plan benefits, beginning of year	3,385,587

Net assets available for Plan benefits, end of year	$5,613,241

See accompanying notes to financial statements.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements

(1)  Description of the Plan

The following description of the Liberty Global 401(k) Savings Plan — Puerto Rico (the Plan) provides only general information.  Participants and all others should refer to the Plan document for a more complete description of the Plan’s provisions.  Liberty Global, Inc. (LGI) reserves the right to amend the Plan at any time.

General

The Plan is a defined contribution plan that enables eligible employees of Liberty Cablevision of Puerto Rico, Ltd. (LCPR) to participate in the Plan. LGI, the ultimate parent of LCPR, is the Plan sponsor. The predecessor of LGI was a subsidiary of Liberty Media Corporation (Liberty Media) prior to the distribution of the common stock of the LGI predecessor to the shareholders of Liberty Media on June 7, 2004.  In connection with this distribution transaction, the participant accounts of employees and former employees of LCPR were transferred to the Plan from the Liberty Media 401(k) Savings Plan.  The transferred accounts included investments in Liberty Media common stock.  Although new investments in Liberty Media common stock are no longer permitted, as of December 31, 2009, Plan participants continued to maintain investments in Liberty Media common stock that was acquired prior to June 7, 2004.  Beginning in June 2010, investments in Liberty Media common stock are no longer allowed.  For additional information, see note 8.

In May 2006, Liberty Media completed a restructuring pursuant to which all of the then outstanding Liberty Media common stock was exchanged for two tracking stocks: Liberty Media Interactive common stock and Liberty Media Capital common stock.

On March 3, 2008, Liberty Media completed a reclassification of its Liberty Media Capital common stock, whereby each share of the then outstanding Series A Liberty Media Capital common stock was reclassified into four shares of Series A Liberty Media Entertainment common stock and one share of new Series A Liberty Media Capital common stock, and each share of the then outstanding Series B Liberty Media Capital common stock was reclassified into four shares of Series B Liberty Media Entertainment common stock and one share of new Series B Liberty Media Capital common stock.

On November 19, 2009, Liberty Media completed a reclassification of its Liberty Media Entertainment common stock, whereby each share of the then outstanding Series A Liberty Media Entertainment common stock was reclassified into 0.9 shares of Liberty Entertainment, Inc. (LEI) Series A common stock and then each whole share of LEI Series A common stock was exchanged for 1.1113 shares of DirecTV Class A shares and 0.1 shares of Liberty Media Starz Series A common stock.  Each share of the then outstanding Series B Liberty Media Entertainment common stock was reclassified into 0.9 shares of LEI Series B common stock and then each whole share of LEI Series B common stock was exchanged for 1.1113 shares of DirecTV Class A shares and 0.1 shares of Liberty Media Starz Series B common stock.

Eligibility

Employees of LCPR who are at least 18 years of age and (i) have worked at least three consecutive months or (ii) have completed one year of service (as defined in the Plan document) are eligible to participate in the Plan.  Employees are automatically enrolled in the Plan upon eligibility unless they affirmatively elect not to participate.

Trustee and Recordkeeper

Under the terms of a trust agreement between LGI and Oriental Financial Group, Inc. (the Trustee) and a recordkeeping and custodial agreement between LGI and Mid Atlantic Trust Company (Mid Atlantic), the Trustee, through Mid Atlantic, manages a trust fund on behalf of the Plan and has been granted authority concerning purchases and sales of investments for the trust fund.  Caribbean Pension Consultants (CPC) is the third-party Administrator of the Plan.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Contributions

Participants may make (i) pre-tax contributions to the Plan of up to 10% of their eligible compensation, as defined in the Plan, (ii) after-tax contributions up to 10% of their compensation after pre-tax contributions have been made up to the tax limit (as noted below) or (iii) catch-up contributions for participants upon reaching age 50 of up to $1,000.  Upon obtaining eligibility in the Plan, participants are automatically enrolled for a 3% pre-tax contribution of eligible compensation unless they affirmatively elect not to participate or select another pre-tax contribution percentage.  Participants may change their contribution elections at any time.  LGI may make matching contributions equal to 100% of participant contributions, up to a maximum match of 10% of eligible compensation.  LGI reserves the right to change the matching contribution at any time.  All participant contributions and employer matching contributions are subject to limitations contained in the Puerto Rico Internal Revenue Code of 1994, as amended (the Puerto Rico Code).  Participant pre-tax contributions are limited to $9,000 per participant in 2009.

Participant contributions may be invested in any investment offered by the Plan at the participant’s election except for the AIM Short Term Liquid Asset Investment, the DirecTV Class A Common Stock Fund, the Liberty Media Capital Series A Common Stock Fund, the Liberty Media Interactive Series A Common Stock Fund, the Liberty Media Starz Series A Common Stock Fund and the Liberty Global, Inc. Series A Common Stock Fund.  Employer contributions for participants who are not fully vested are invested in the Liberty Global, Inc. Series C Common Stock Fund.  Participants who are fully vested in their employer contributions can direct the employer contributions to any investment in the Plan, except for the investments listed above.

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Plan provided that certain conditions are met.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance.  Loans must be repaid within five years and bear interest at a rate equal to the prime rate in effect on the first day of the calendar quarter in which the loan is originated plus 1% (ranging from 4.25% to 9.25% at December 31, 2009).  This rate remains in effect for the entire calendar quarter unless an updated prime rate plus 1% is implemented by the Plan.  Loans are secured by the vested balance in the participant’s account and principal and interest are paid ratably through monthly payroll deductions.

Forfeitures

Forfeitures of employer contributions (due to a participant’s termination prior to full vesting) are first used to pay Plan administrative expenses other than participant loan fees (if any), with any excess used to offset LGI’s future matching contributions.  Forfeitures for the year ended December 31, 2009 aggregated $6,858.  During the year ended December 31, 2009, no Plan expenses were paid out of forfeitures.  Forfeitures of $7,586 were used to offset employer contributions during the year ended December 31, 2009.  Unallocated forfeitures available as of December 31, 2009 and 2008 were $7,866 and $6,744, respectively.

Investment Options

As of December 31, 2009, the Plan had 21 investment options including 19 mutual funds, one stock fund and one money market fund.  Plan participants may change investment options and contribution percentages on a daily basis.  The Plan also has investments in five additional stock funds that are now closed to contributions.  These investments could remain in these stock funds until they were sold.  For information regarding certain funds that were closed in 2010, see note 8.  Plan participants may not invest in the AIM Short Term Liquid Asset Investment, which is used by Mid Atlantic for managing contributions.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Benefit Payments

Distributions from the Plan may be made to a participant upon attaining the age of 59½, death, total disability, financial hardship (as defined in the Plan) or termination of employment.  Distributions and other withdrawals are processed on a daily basis.  Benefits may be paid in a lump-sum and employer stock may be received in-kind.  In-kind distributions are priced at fair value and are accounted for when shares are transferred by the Trustee to participants.  Certain other in-service distributions are allowed if certain criteria is met.

Vesting

Participant contributions are always fully vested.  Participants acquire a vested right in employer matching contributions as follows:

Vesting
Years of service	percentages

Less than 1	0%
1	33%
2	66%
3	100%

For purposes of vesting, participants’ years of service were carried over from the Liberty Media 401(k) Savings Plan, if applicable.

Plan Termination

Although LGI has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of Employee Retirement Income Security Act of 1974 (ERISA).  The Plan provides for full and immediate vesting of all participant rights upon termination of the Plan.

Participant Accounts

Participant accounts are credited with the participant’s contributions, employer contributions and earnings on investments and are charged with participant withdrawals, losses on investments and distributions on a daily basis. The investment earnings or losses of each investment fund are allocated to each participant’s account in accordance with the Plan document.

(2)  Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis and present the net assets available for Plan benefits and the changes in those net assets.

Investments

Investments are reflected in the accompanying financial statements at fair value.  For additional information, see note 5.

Net appreciation (depreciation) in fair value of investments as reflected in the accompanying statement of changes in net assets available for plan benefits is determined as the difference between fair value at the beginning of the period (or date purchased during the year) and selling price or year-end fair value and includes any capital gain distributions.

Securities and investment transactions are accounted for on the trade date.  The cost basis of shares distributed is determined using the moving average method.  Dividend income is recorded on the ex-dividend date.  Income from other investments is recorded as earned on an accrual basis.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Income Taxes

The Plan was submitted to the Puerto Rico tax authorities for a determination that the Plan is qualified under the Puerto Rico Code.  On January 29, 2009, the Puerto Rico tax authorities provided a favorable determination letter, effective April 1, 2006, that the Plan is qualified under Puerto Rico laws.  The Plan has been amended since the effective date of this determination letter, however the Plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Voting Rights of Common Stock

The Trustee holds shares of LGI common stock on behalf of the Plan. Each participant or beneficiary of a deceased participant shall have the right to direct the Trustee as to the manner of voting and exercise of all other rights which a shareholder of record has with respect to shares of LGI common stock which have been allocated to the participant’s account.  For all other investments in the Plan, including the Liberty Media common stock and the DirecTV common stock, the Trustee has the right to vote any shares.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period.  Actual results could differ from those estimates.

Plan Expenses

Any forfeited employer contributions may be used to pay Plan expenses, if any, except for any fees related to participant loans, which are paid by the respective participants, and then to offset employer match contributions.  Any additional administrative expenses of the Plan are paid directly by LCPR or LGI, and accordingly are not included in the Plan’s financial statements.  Loan fees paid by participants were $15,499 during 2009.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Participant contributions and related employer contributions are recognized in the period during which the respective payroll deductions are made.

Related Party/Party-in-Interest Transactions and Delinquent Participant Contributions

The Plan contains two funds comprised of LGI common stock, the Liberty Global, Inc. Series A Common Stock Fund and the Liberty Global, Inc. Series C Common Stock Fund. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Certain mutual funds may receive income in the form of revenue sharing as well as pay certain investment management fees from the fund. These are added to or deducted from the net asset value of the shares of the mutual funds held by the Plan, and are reflected in the net appreciation (depreciation) of those funds.

Certain employee contributions made in 2009 were not remitted timely to the Plan as prescribed under the Department of Labor’s rules and regulations.  Lost earnings of $2 related to these contributions were remitted during 2010.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

(3)  Accounting Changes and Recent Accounting Pronouncements

Accounting Changes

SFAS 168

In May 2008, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 162, The Hierarchy of Generally Accepted Accounting Principles (SFAS 162), which identified the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements that are presented in conformity with GAAP.  In June 2009, SFAS 162 was replaced by SFAS No. 168, The FASB Accounting Standard Codification and the Hierarchy of Generally Accepted Accounting Principles — replacement of FASB Statement No. 162 (SFAS 168), subsequently codified within FASB Accounting Standards Codification (FASB ASC) Topic 105, Generally Accepted Accounting Principles.  The FASB ASC is now the source of authoritative GAAP recognized by the FASB.  The Plan adopted SFAS 168 effective July 1, 2009.

FSP 157-4

In April 2009, the FASB issued FASB Staff Position No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly (FSP 157-4), subsequently codified within FASB ASC Topic 820, Fair Value Measurements and Disclosure.  FSP 157-4 clarifies that transaction or quoted prices may not be determinative of fair value when the volume and level of activity for the asset or liability have significantly decreased.  FSP 157-4 also includes guidance with respect to the circumstances that indicate a transaction is not orderly and the resulting ramifications on the fair value measurement for the asset or liability.  The Plan adopted FSP 157-4 effective June 30, 2009.

Recent Accounting Pronouncements

ASU 2010-06

In January 2010, the FASB issued Accounting Standards Update (FASB ASU) No. 2010-06, Fair Value Measurements and Disclosures (Topic 820) - Improving Disclosures about Fair Value Measurements (FASB ASU 2010-06).  FASB ASU 2010-06 requires the reporting entity to disclose additional information on transfers in and out of fair value levels, measurement disclosures by classes of assets and descriptions of valuation techniques and inputs used to measure fair value (both recurring and nonrecurring fair value) in addition to other disclosures.  FASB ASU 2010-06 is effective for reporting periods beginning after December 15, 2009, except for certain disclosures which will be effective for fiscal years beginning after December 15, 2010.  The Plan does not expect that the adoption will have a material impact on the Plan’s financial statements.

(4)  Investments

The fair value of individual investments that represent 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows:

	December 31,
	2009	2008

Liberty Global, Inc. Series C Common Stock Fund (a)	$1,539,556	$655,973
Liberty Global, Inc. Series A Common Stock Fund (a)	$606,112	$499,490
Fidelity Retirement Money Market Account	$571,984	$498,169
DirecTV Class A Common Stock Fund (b)	$401,167	$—
PIMCO Total Return D	$307,352	$—
Fidelity Investment Grade Bond (c)	$—	$271,489
Liberty Media Entertainment Series A Common Stock Fund (c)	$—	$230,893
Participant loans	$539,152	$400,465

(a)	Participant and non-participant directed investments.

(b)	Represents less than 5% of the Plan’s net assets at December 31, 2008.

(c)	Represents less than 5% of the Plan’s net assets at December 31, 2009.

(5)               Fair Value Measurements

GAAP provides for a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels.  Level 1 inputs are quoted market prices in active markets for identical investments that the Plan has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted market prices included within Level 1 that are observable for the Plan’s investments, either directly or indirectly.  Level 3 inputs are unobservable inputs for the Plan’s investments.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

Money market funds, mutual funds and common stock funds. These investments are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end and the Plan concludes that these investments should be classified as Level 1 investments.

Participant loans. Participant loans are recorded at their outstanding balances, which the Plan concludes represent their fair values. Given that a participant loan is settled at its outstanding principal and interest balance regardless of the applicable interest rate, maturity and credit risk, the Plan concludes that the outstanding balance of a participant loan is the primary factor that should be considered in assessing the fair value of a participant loan.  As the outstanding balance of a participant loan is an observable input, the Plan concludes that participant loans should be classified as Level 2 investments.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan has concluded that its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting dates.

A summary of Plan investments measured at fair value is as follows:

		Fair value measurements at December 31, 2009 using:
Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Liberty Global, Inc. Series C Common Stock Fund	$1,539,556	$1,539,556	$—
Liberty Global, Inc. Series A Common Stock Fund	606,112	606,112	—
DirecTV Class A Common Stock Fund	401,167	401,167	—
Liberty Media Interactive Series A Common Stock Fund	159,142	159,142	—
Liberty Media Capital Series A Common Stock Fund	69,968	69,968	—
Liberty Media Starz Series A Common Stock Fund	55,334	55,334
Mutual funds:
High quality bond funds	307,352	307,352	—
Target retirement funds	287,700	287,700	—
Foreign stock funds	248,365	248,365	—
Large blend funds	177,607	177,607	—
Large value funds	145,317	145,317	—
Small growth funds	129,926	129,926	—
Large growth funds	117,863	117,863	—
Small value funds	107,726	107,726	—
Mid-Cap blend funds	62,996	62,996	—
High yield bond funds	42,773	42,773	—
Money market funds	581,328	581,328	—
Participant loans	539,152	—	539,152
Total	$5,579,384	$5,040,232	$539,152

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

		Fair value measurements at December 31, 2008 using:
Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)

Liberty Global, Inc. Series C Common Stock Fund	$655,973	$655,973	$—
Liberty Global, Inc. Series A Common Stock Fund	499,490	499,490	—
Liberty Media Entertainment Series A Common Stock Fund	230,893	230,893	—
Liberty Media Interactive Series A Common Stock Fund	51,312	51,312	—
Liberty Media Capital Series A Common Stock Fund	15,661	15,661	—
Mutual funds:
High quality bond funds	271,489	271,489	—
Target retirement funds	160,501	160,501	—
Foreign stock funds	134,851	134,851	—
Large blend funds	112,578	112,578	—
Large value funds	90,095	90,095	—
Small growth funds	72,312	72,312	—
Large growth funds	62,270	62,270	—
Small value funds	59,875	59,875	—
Mid-Cap blend funds	34,157	34,157	—
High yield bond funds	26,283	26,283	—
Money market funds	506,002	506,002	—
Participant loans	400,465	—	400,465
Total	$3,384,207	$2,983,742	$400,465

LIBERTY GLOBAL 401(K) SAVINGS PLAN — PUERTO RICO

Notes to Financial Statements — (continued)

(6)  Changes in Net Assets Available for Plan Benefits by Investment Alternative

	Year ended December 31, 2009
	Liberty Global, Inc. Series C Common Stock Fund (a)	Liberty Global, Inc. Series A Common Stock Fund (a)(b)	Other Investments (c)	Total
Additions to (deductions from) net assets attributed to:
Contributions:
Participant	$22,267	$—	$484,445	$506,712
Employer, net of forfeitures applied	473,731	—	25,395	499,126
Total contributions	495,998	—	509,840	1,005,838

Investment income:
Interest and dividends	—	—	71,826	71,826
Net appreciation in fair value of investments (d)	438,427	175,766	751,466	1,365,659
Total investment income, net	438,427	175,766	823,292	1,437,485

Distributions to participants	(47,235)	(17,082)	(135,853)	(200,170)

Participant loan fees	—	—	(15,499)	(15,499)

Exchanges, participant loan withdrawals and repayments, net	(3,607)	(52,062)	55,669	—

Net increase in net assets available for Plan benefits	883,583	106,622	1,237,449	2,227,654

Net assets available for Plan benefits, beginning of year	655,973	499,490	2,230,124	3,385,587
Net assets available for Plan benefits, end of year	$1,539,556	$606,112	$3,467,573	$5,613,241

(a)	Participant and non-participant directed investments.

(b)	Fund is closed to new investments.

(c)	Participant directed investments.

(d)	Net appreciation in fair value of other investments of $435,257 and $316,209 is associated with common stock and mutual fund investments, respectively.

(7)  Concentrations, Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, credit and overall market volatility risks.  Additionally, the value, liquidity and related income of the investment securities are sensitive to changes in economic conditions, including delinquencies or defaults and may be adversely affected by shifts in the market’s perception of the issuers or changes in interest rates.  Shares of common stock of LGI, Liberty Media and DirecTV are also exposed to risks specific to those companies.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for plan benefits.  As a result, changes in the market prices of LGI’s Series A and Series C common stock, DirecTV’s Class A common stock, Liberty Media Interactive’s Series A common stock, Liberty Media Capital’s Series A common stock, Liberty Media Starz’s Series A common stock and Liberty Media Entertainment’s Series A common stock can have a significant impact on the Plan’s net assets available for Plan benefits.  The percentage of total net assets available for plan benefits represented by these funds is as follows:

	December 31,
	2009	2008

Liberty Global, Inc. Series C Common Stock Fund	27%	19%
Liberty Global, Inc. Series A Common Stock Fund	11%	15%
DirecTV Class A Common Stock Fund	7%	—
Liberty Media Interactive Series A Common Stock Fund	3%	2%
Liberty Media Capital Series A Common Stock Fund	1%	0%
Liberty Media Starz Series A Common Stock Fund	1%	—
Liberty Media Entertainment Series A Common Stock Fund	—	7%

(8)  Subsequent Events

Change in Investment Alternative

As of June 15, 2010, investments in (i) the DirecTV Class A Common Stock Fund, (ii) the Liberty Media Capital Series A Common Stock Fund, (iii) the Liberty Media Interactive Series A Common Stock Fund and (iv) the Liberty Media Starz Series A Common Stock Fund are no longer permitted in the Plan. Investments in these funds on June 15, 2010 were automatically sold and the proceeds were reinvested in a Fidelity Freedom Fund based on the participants anticipated retirement date.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

FORM 5500 SCHEDULE H, Part IV, Line 4i

December 31, 2009

Supplemental Schedule 1

	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Shares	Fair Value

*	Liberty Global, Inc. Series C Common Stock Fund	Common stock of Plan sponsor (historical cost — $1,580,911)	70,428	$1,539,556
*	Liberty Global, Inc. Series A Common Stock Fund	Common stock of Plan sponsor (historical cost — $589,519)	27,689	606,112
	Fidelity Retirement Money Market Account	Money market fund	571,984	571,984
	DirecTV Class A Common Stock Fund	Common stock	12,029	401,167
	PIMCO Total Return D	Mutual fund	28,459	307,352
	Liberty Media Interactive Series A Common Stock Fund	Common stock of former Plan sponsor	14,681	159,142
	Dodge and Cox Stock	Mutual fund	1,512	145,317
	Thornburg International Value R5	Mutual fund	5,165	130,817
	Baron Growth	Mutual fund	3,145	129,926
	American Funds Growth Fund of America R4	Mutual fund	4,348	117,863
	Fidelity Spartan International Index	Mutual fund	3,514	117,548
	Allianz NFJ Small Cap Value — Institutional	Mutual fund	4,444	107,726
	Fidelity Freedom 2020	Mutual fund	8,174	102,580
	Fidelity Spartan U.S. Equity Index	Mutual fund	2,585	101,925
	Davis New York Venture A	Mutual fund	2,443	75,682
	Liberty Media Capital Series A Common Stock Fund	Common stock of former Plan sponsor	2,930	69,968
	Fidelity Low-Priced Stock	Mutual fund	1,972	62,996
	Liberty Media Starz Series A Common Stock Fund	Common stock of former Plan sponsor	1,199	55,334
	Fidelity Freedom 2010	Mutual fund	4,384	54,840
	Fidelity Freedom 2040	Mutual fund	6,745	48,292
	PIMCO High Yield — Administrative	Mutual fund	4,861	42,773
	Fidelity Freedom 2030	Mutual fund	3,265	40,455
	Fidelity Freedom 2050	Mutual fund	3,656	30,530
	AIM Short Term Liquid Asset	Money market fund	9,344	9,344
	Fidelity Freedom Income	Mutual fund	672	7,222
	Fidelity Freedom 2000	Mutual fund	333	3,781
**	Participant loans	Interest rates ranging from 4.25% to 9.25%, with various maturity dates	—	539,152
				$5,579,384

*	LGI is the Plan sponsor, which is a party-in-interest as defined by ERISA.
**	Participants are a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF REPORTABLE TRANSACTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4j

For the year ended December 31, 2009

Supplemental Schedule 2

Identity of party involved	Description of asset	Number of transactions	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net loss

Category (i) — individual transactions in excess of 5% of Plan assets: None

Category (iii) — series of transactions in excess of 5% of Plan assets:
Liberty Global, Inc. *	Series C Common Stock Fund	48	$665,218	$—	$665,218	$665,218	$—

Liberty Global, Inc. *	Series C Common Stock Fund	88	$—	$221,292	$275,339	$221,292	$(54,047)

* LGI is the Plan sponsor, which is a party-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

LIBERTY GLOBAL 401(K) SAVINGS PLAN - PUERTO RICO

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FORM 5500 SCHEDULE H, Part IV, Line 4a

For the year ended December 31, 2009

Supplemental Schedule 3

Participant contributions transferred late to plan (including lost earnings)	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP	Total fully corrected under VFCP and PTE 2002- S1	Total that constitute non- exempt prohibited transactions

$204	$—	$204	$—	$—	$204

See accompanying report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY GLOBAL 401(k) SAVINGS PLAN — PUERTO RICO

By	/s/ Bernard Dvorak
Bernard Dvorak
Member of Plan Committee

June 25, 2010

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report —

23.1 — Consent of Independent Registered Public Accounting Firm — Anton Collins Mitchell LLP